FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                          REPORT OF FOREIGN REGISTRANTS

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                         SECURITIES EXCHANGE ACT OF 1934


                           GRANITE MORTGAGES 02-2 PLC
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                          FIFTH FLOOR, 100 WOOD STREET,
                                LONDON EC2V 7EX,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                              22 GRENVILLE STREET,
                           ST HELIER, JERSEY JE4 8PX,
                                 CHANNEL ISLANDS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


                         GRANITE FINANCE FUNDING LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
                        35 NEW BRIDGE STREET, 4TH FLOOR,
                          BLACKFRIARS, LONDON EC4V 6BW,
                                     ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


     INDICATE BY CHECK MARK WHETHER THE REGISTRANTS FILE OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F

                              FORM 20-F X FORM 40-F
                                       ---         ---

         INDICATE BY CHECK MARK WHETHER THE REGISTRANTS BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM ARE ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                                  YES   NO   X
                                            ---

     On September 23, 2002, Granite Mortgages 02-2 plc issued and sold certain notes under Registration Statement No. 333-97023. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 02-2 PLC


                                     By:  /s/ Clive Rakestrow

                                     Name:  Clive Rakestrow, Representing
                                              Securitisation Director No. 1
                                              Limited


                                     Title:  Director

Date: October 3, 2002

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Nigel C. Bradley

                                     Name:  Nigel C. Bradley

                                     Title:  Director

Date:  October 3, 2002

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Richard Gough

                                     Name:  Richard Gough

                                     Title:  Director

Date:  October 3, 2002



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


                                     ANNEX A

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------
1.1    Current Issuer Underwriting Agreement
4.1.1  Second Amended and Restated Intercompany Loan Terms and Conditions*
4.1.2  Current Issuer Intercompany Loan Confirmation
4.2    Fourth Amended and Restated Mortgages Trust Deed
4.3    Third Amended and Restated Mortgage Sale Agreement*
4.4    Current  Issuer Deed of Charge
4.5.1  Funding Deed of Charge*
4.5.2  Deed of Accession to Funding Deed of Charge (Granite 02-2)
4.6    Current Issuer Trust Deed
4.7    Current Issuer Paying Agent and Agent Bank Agreement
4.8    First Amended and Restated Cash Management Agreement*
4.9    Current Issuer Cash Management Agreement
4.10   First Amended and Restated Administration Agreement*
4.11   Current Issuer Post-Enforcement Call Option Agreement
4.12   Funding Current Issuer Bank Account Agreement
4.13   Current Issuer Bank Account Agreement
4.14   Funding (Current Issuer) Guaranteed Investment Contract
10.1   Current Issuer Basis Rate Swap Agreement
10.2.1 Current Issuer Dollar Currency Swap Agreement for Series 1 Class A1 Notes
10.2.2 Current Issuer Dollar Currency Swap Agreement for Series 1 Class A2 Notes
10.2.3 Current Issuer Dollar Currency Swap Agreement for Series 1 Class B Notes
10.2.4 Current Issuer Dollar Currency Swap Agreement for Series 1 Class C Notes
10.3.1 Current Issuer Euro Currency Swap Agreement for Series 2 Class A Notes
10.3.2 Current Issuer Euro Currency Swap Agreement for Series 2 Class B Notes
10.3.3 Current Issuer Euro Currency Swap Agreement for Series 2 Class C Notes
10.4   Current Issuer Start-up Loan Agreement
10.5.1 Third Amended and Restated Master Definitions Schedule
10.5.2 Third Issuer Master Definitions Schedule
10.6.1 Third Issuer Corporate Services Agreement
10.6.2 Corporate Services Agreement (Mortgages Trustee)*
10.6.3 Corporate Services Agreement (Funding)*

--------

* Previously filed in final form as an exhibit to Pre-effective Amendment No. 1 to the Registration Statement on Form S-11 (file number 333-97023) on August 30, 2002.


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